Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,
	2007	2006 (d)	2005 (d)	2004 (d)	2003 (d)	2002 (d)
Fixed charges, as defined:
Interest on long-term debt	$491	$482	$465	$491	$417	$486
Interest on short-term debt and other interest	20	13	29	20	25	70
Amortization of debt discount, expense and premium - net	10	11	23	8	41	25
Estimated interest component of operating rentals	26	29	32	34	45	38
Preferred securities distributions of subsidiaries on a pre-tax basis	24	24	5	5	45	79

Total fixed charges (a)	$571	$559	$554	$558	$573	$698
Earnings, as defined:
Net income (b)	$807	$850	$703	$682	$791	$401
Preferred security dividend requirements	18	14	2	2	29	66
Less undistributed income (loss) of equity method investments	1	3	2	(1)	(5)	(9)
	824	861	703	685	825	476
Add:
Income taxes	248	268	128	213	163	225
Total fixed charges as above (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	487	481	512	525	500	579

Total earnings	$1,559	$1,610	$1,343	$1,423	$1,488	$1,280

Ratio of earnings to fixed charges	2.7	2.9	2.4	2.6	2.6	1.8
Ratio of earnings to combined fixed charges and preferred stock dividends (c)	2.7	2.9	2.4	2.6	2.6	1.8

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)	Net income excludes minority interest, income (loss) from discontinued operations and the cumulative effects of changes in accounting principles.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(d)
Certain line items have been revised due to the planned sale of the Latin American businesses and the related reclassification of prior period operating results to "(Loss) Income from Discontinued Operations."